                                                                    Exhibit 11.1

                 PREMIERE TECHNOLOGIES, INC. AND SUBSIDIARIES

                STATEMENT RE  COMPUTATION OF EARNINGS PER SHARE
              FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                                (in Thousands)

                                                                   Three Months Ended
                                                                -------------------------
                                                                  March 31     March 31
                                                                    1996         1997
                                                                ------------ ------------
                                                                       (Unaudited)
PRIMARY (4)
Earnings applicable to common stock:
   Net income (loss)                                              $    674      $  3,762
   Preferred dividends (1)                                               0             0
   Interest income (2)                                                 337           386
                                                                  --------      --------
   Net income (loss) applicable to common stock                   $  1,011      $  4,148
                                                                  ========      ========

Weighted average shares outstanding for primary:
   Weighted average shares outstanding                              16,157        24,039
   Other shares upon assumed exercise of stock options
     and warrants (3)                                                2,594         2,582
                                                                  --------      --------
   Weighted average shares                                          18,751        26,621
                                                                  ========      ========
Primary net income (loss) per share                               $   0.05      $   0.16
                                                                  ========      ========

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(1) Dividends on cumulative convertible preferred stock are deducted to arrive at net income applicable to common stock as the preferred stock is not a common stock equivalent and is therefore not considered as if converted for primary earnings per share.

(2) Reflects adjustment to interest expense, net of related income tax effect, on excess proceeds due to 20% limitation on assumed acquisition of shares under the modified treasury stock method. Assumed proceeds from stock options include an income tax benefit as the options are not qualified options under the Internal Revenue Code.

(3) Options and warrants are assumed exercised using the modified treasury stock method, except where the effect is anti-dilutive.

(4) Fully diluted net income per share is anti-dilutive. Accordingly, fully diluted net income per share is not presented for all periods.